U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  COMMISSION FILE NUMBER 0-23590
                                                        CUSIP NUMBER 58516G 10 9
                                                        MEGAMEDIA NETWORKS, INC.


                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     MegaMedia Networks, Inc.
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     Full Name of Registrant (Former Name if Applicable)

     57 West Pine Street
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     Address of Principal Executive Office (Street and Number)

     Orlando, Florida 32801
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-QSB for the three month period ended September 30, 2000 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-QSB. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.


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PART IV--OTHER INFORMATION
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(1)       Name and telephone number of person to contact in regard to this notification


             William Mobley                (407)                  245-3636
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                  (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          MegaMedia Networks, Inc.'s net loss for the three months ended September 30, 2000 is anticipated to be approximately $1,611,912.00 million. The Company had a net loss of $5,311 for the nine months ended September 30, 1999.

                                 MegaMedia Networks, Inc.
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                      (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000                  By: /s/ WILLIAM MOBLEY
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                                         Name:  William Mobley
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                                         Title: Chairman
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